February 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	enGene Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 15, 2023

File No. 333-275700

Ladies and Gentlemen:

On behalf of enGene Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated December 26, 2023 (the “December 2023 Letter”), relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 filed December 15, 2023 (the “Amendment”), with respect to the Registration Statement on Form S-1 filed November 22, 2023 (the “Registration Statement”). In connection with this letter, an amendment to the Registration Statement (the “Second Amendment”) has been submitted to the Commission on the date hereof. Reference is made to the supplemental letter submitted on January 11, 2024, addressing the comments contained in the December 2023 Letter (the “Supplemental Letter”).

For the Staff’s convenience, we have restated the Staff’s comments below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amendment), all page references herein correspond to the page of the Second Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Second Amendment. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.

We note your revisions in response to prior comment 1, please continue to revise to disclose the effective price per share paid for the common shares issued to the investors in the PIPE Financing and to the investors party to the Non-Redemption Agreement.

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page and pages 17 and 18 of the Second Amendment.

2.

We note your revisions in response to prior comment 2 but do not see related disclosure in the prospectus summary or risk factors as requested. Please advise or revise as appropriate. In addition, as applicable, and as requested by prior comment 2, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page and pages 12, 15, 87, 88, and 90 of the Second Amendment. With respect to the impact on liquidity and the ability of the Company to fund operations of the Company with current cash on hand, the Company has provided an updated discussion of such matters in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MDA”) which has been revised to discuss results for the Company’s fiscal year ended October 31, 2023, and its financial condition as of October 31, 2023, together with the impact of the 2024 PIPE Financing and Amended Loan Agreement, as discussed under “Summary of the Prospectus — Recent Developments — 2024 PIPE Financing” on page 13 and “Capitalization” on pages 90 and 91 of the Second Amendment. The updated MDA is included in the Second Amendment.

Risk Factors

Certain existing securityholders acquired their securities in enGene at prices below the current trading price of such securities..., page 83

3.

We note this risk factor provided in response to prior comment 4. As requested by that comment, also disclose that even though the current trading price is below the SPAC’s IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised the risk factor on pages 87 and 88. As the current trading price has fluctuated since the original submission date, we have updated the language to reflect such change.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6843 or Maria Sasinoski at +1.412.560.7482.

Very truly yours,

/s/ Howard Kenny